DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

July 1, 2009

VIA COURIER AND EDGAR

Ms. Jennifer Gowetzki

Ms. Erin Martin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE, Mail Stop 3010 CF/AD8

Washington, DC 20549

Re:	Wells Mid-Horizon Value-Added Fund I, LLC
Amendment no. 2 to Form 10
Filed on July 1, 2009
File No. 000-53626

Dear Ms. Gowetzki and Ms. Martin:

On behalf of our client, Wells Mid-Horizon Value-Added Fund I, LLC (the “Company”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment no. 2 to the above-referenced Form 10 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Douglas P. Williams, Principal Financial Officer of the Company’s manager, dated June 15, 2009 (the “Comment Letter”) as well as updates to other disclosures in the Form 10, including to the status of the Company’s line of credit. This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from the Company’s filing on May 29, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 2.

Item 1. Business, page 5

1.

We note your disclosure on page 7 that you compete with other Wells-sponsored programs for investment opportunities and attracting creditworthy tenants. Please briefly discuss how investment opportunities and potential tenants are allocated between you and other Wells-sponsored programs.

We have added the requested disclosure to page 7.

Item 2. Financial information, page 10

2.

We note your response to comment 10 in our letter dated May 14, 2009, that the lease expiration table has been amended to account for current leases expiring after ten years and “thereafter” row has been added. Please tell us specifically why the percentage of total annualized gross base rent expiring in 2010 decreased from 42% to 28.9%.

Ms. Jennifer Gowetzki

July 1, 2009

Page Two

In the lease expiration table filed with the initial Form 10 on April 15, 2009, the Company included only those leases scheduled to expire during the next ten years. Thus, in determining the percentages for total square feet and annualized gross base rent expiring in each year, only leases that expired prior to 2019 were considered. This method did not account for one of the Company’s leases. In the current lease expiration table, the Company included a “thereafter” row which captures the one additional lease that expires after 2018 – the Connecticut General Life Insurance Company lease at the Park Lane Building which expires in 2020. The addition of this one lease increased the total amount of square feet and annualized gross base rent for determining the percentages in the table by 103,745 and $1,659,764, respectively. Thus instead of $1,531,049 divided by $3,636,665 to yield 42.1%, the amount of annualized gross base rent expiring in 2010 was $1,531,049 divided by $5,296,429 to yield 28.9%.

3.

We note your response to comment 11 in our letter dated May 14, 2009 and your revisions which indicate that you are “actively marketing the Parkway at Oak Hill Buildings and current leasing efforts are consistent with its investment strategy at acquisition.” Please expand your disclosure to explain what types of marketing tools you are employing to lease this building. In addition, please clarify what you mean by your “leasing efforts are consistent with its investment strategy at acquisition.”

We have amended the disclosures to provide additional information about the marketing tools employed by the Company to lease the Parkway at Oak Hill Buildings and to clarify that the anticipated timing for leasing and disposition of the property is consistent with the Company’s investment strategy for its program which is to acquire, improve or otherwise enhance income-producing commercial properties and liquidate each investment over a period of three to five years following acquisition.

Item 15. Financial Statements and Exhibits, page 35

4.

We have reviewed your response to comment 19 in our letter dated May 14, 2009. Please provide us with a list, which indentifies each omitted schedule or exhibit to your material contracts filed as exhibits to this Form 10 and explain why you believe it is not necessary to include such information with its respective contract.

Please see Exhibit A attached hereto for a list of each omitted schedule or exhibit to the Company’s material contracts filed as exhibits to the Form 10 and an explanation for each omission. As further detailed on the attached Exhibit A, each schedule or exhibit listed was omitted because the information contained therein was either no longer applicable because the time period during which the schedule or exhibit was relevant to the agreement had passed or the schedule or exhibit provided detailed technical information regarding the property or the specifications for the property that were not necessary to provide an understanding of the terms of the contract and, further, did not provide any meaningful information to an investor regarding the terms of the contract.

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Jennifer Gowetzki

July 1, 2009

Page Three

Thank you for your attention to this matter. Please contact me with any comments that you may have.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

EXHIBIT A

Omitted Schedules or Exhibits to Material Contracts

Exhibit
10.3	Lease Agreement (related to the Nathan Lane Building)

	Name	Description	Reason Omitted
	Exhibit A	Legal Description of the Land	Contains a legal metes and bounds description of the property subject to the lease agreement.

	Exhibit B	Outline Plans and Specifications	Contains detailed specifications for constructing the building. Not currently applicable because building was already constructed at time of acquisition.

	Exhibit B-1	Cost of the Work	Contains no information.

	Exhibit C	Final Plans and Specifications	Contains no information.

	Exhibit C-1	Designation of Representatives	Names the individuals who are to be contacted on behalf of the tenant and landlord, respectively.

	Exhibit D	Preliminary Fit Plan	Contains a graphic of the floor plans for each floor in the building.

	Exhibit E	Permitted Encumbrances	Lists the permitted encumbrances such as utility and drainage easements, wetland reserves and sewer easements, etc.

	Exhibit F	Warranties	Lists a twenty year roof warranty.

	Exhibit G	Unacceptable contractors	Lists one unacceptable contractor. Not currently applicable because building was already constructed at time of acquisition.

	Exhibit H	Y2K Provision	Contains warranties that equipment will function correctly after the year changes from 1999 to 2000. Not currently applicable because the year 2000 has passed.

	Exhibit I	Proposed Kitchen Equipment

Contains a list of kitchen equipment to be included in kitchen, including an exhaust hood, automatic dishwashing equipment, pizza oven, etc. Not currently applicable because kitchen was already constructed at time of acquisition.

	Exhibit A to 2nd Amendment	Floor Plan for Suite 300 Space	Contains a graphic of the Suite 300 floor plan.

	Exhibit B to 2nd Amendment	Schedule of Plans depicting the Common Area	Contains graphics of the various common areas for the lower level and floors 1-4.

	Exhibit C to 2nd Amendment	Description of Improvements to be made to the reduction space

Contains information regarding the improvements to be made to the tenant space, including design and construction schedule, interior finishes, HVAC/Mechanical Systems, plumbing, etc. Not currently applicable because improvements were underway at the time of acquisition of the property.

	Exhibit D to 2nd Amendment	Property Management Services to be provided by tenant	Contains information regarding property management services to be provided by tenant including janitorial services, electrical energy, HVAC, water, etc.

	Exhibit D-1 to 2nd Amendment	Janitorial Specifications	Lists information on general cleaning responsibilities for janitorial services for tenant, including relating to restrooms, cubicles, the cafeteria and kitchen areas and general areas.

	Exhibit D-2 to 2nd Amendment	Lighting Standards	Lists the exact light bulbs the landlord will use to replace burnt out bulbs on the premises.

	Exhibit D-3 to 2nd Amendment	Plan depicting the 24/7/365 HVAC Area	Contains a graphic regarding the heating, ventilation and air conditioning relating to a tenant space.

	Exhibit D-4 to 2nd Amendment	Operating Expenses

Defines operating expenses relating to the property in connection with the second amendment. The lease is a net lease and Wells VAF I is not responsible for property expenses relating to this property. The exhibit is thus not material to an investor in Wells VAF I.

	Exhibit E to 2nd Amendment	Plan depicting the Suite 350 Data Center	Contains a graphic of the Suite 350 floor plan.

10.4	Lease Agreement (related to the Park Lane Building)

	Name	Description	Reason Omitted
	Exhibit A	Floor Plans	Contains detailed graphics of the floor plans for the building.

	Exhibit B	Description of Land	Contains a graphic of the landscaping master plan including the types of plants to be planted around the building.

	Exhibit C	Work Agreement	Contains a summary of building work which is to be used to establish building standard tenant allowances, including partitions, door openings, door & frames, ceiling, etc. specifications.

	Exhibit D	Form of Subordination Mortgage Agreement	Contains a standard form of subordination, non-disturbance and atonement agreement.

	Exhibit E	Rules and Regulations	Contains rules and regulations regarding tenants’ use of the premises including clear passageways, no use of signs or placards, no cooking or employment of other janitors, etc.

	Exhibit F	Commencement Date Agreement	Not currently applicable because the commencement and expiration dates occurred prior to acquisition

	Exhibit G	Construction Critical Path	Contains no information.

10.5	Lease Agreement (related to the Commerce Street Building)

	Name	Description	Reason Omitted
	Exhibit A	Legal Description	Contains a legal metes and bounds description of the property subject to the lease agreement.

	Exhibit B	Space Plans	Contains no information.

	Exhibit C	Description of Tenant’s Work	Confirms that building work will be completed pursuant to applicable building codes.

	Exhibit D	HVAC Specifications	Contains detailed specifications for the HVAC at the building.

	Exhibit E	Cleaning Specifications	Lists information on general cleaning responsibilities for janitorial services for tenant, including nightly, monthly, annual items for general space cleaning and lavatories.

	Exhibit F	List of Parking Garages	Lists the parking garages associated with the building.

	Exhibit G	Form of Subordination, Non-Disturbance & Attornment Agreement	Contains a standard form of subordination, non-disturbance and atonement agreement.

	Exhibit H	Form of Retail Lease	Contains a copy of a form sublease relating to the building.

	Exhibit A to 1st Amendment	Picture of Floor Plan	Contains a detailed graphic of the floor plan relating to the building.

	Exhibit B to 5th Amendment	Picture of 2nd floor plan	Contains a detailed graphic of the second floor, floor plan relating to the building.

	Exhibit C to 5th Amendment	Picture of 1st floor plan	Contains a detailed graphic of the first floor, floor plan relating to the building.

	Exhibit A to 6th Amendment	Picture of 1st floor plan	Contains a detailed graphic of the first floor, floor plan relating to the building.

10.6	Purchase and Sale Agreement (related to the Commerce Street Building)

	Name	Description	Reason Omitted
	Exhibit 1.1.1	Legal Description	Contains no information.

	Exhibit 1.1.3	Inventory of Personal Property	Schedule states “None.”

	Exhibit 1.1.6	Schedule of Leases and Security Deposits	Contains no information.

	Exhibit 3.1.1	Due Diligence Documents

Lists documents available for due diligence purposes, including a copy of all leases, each service contract, plans and specifications applicable to the improvements in the possession of the seller, a recent property survey, etc.

	Exhibit 3.1.9	Form of Required Tenant Estoppel	Contains a copy of a standard, form tenant estoppel.

	Exhibit 3.1.10	Form of Required Landlord Estoppel	Contains a copy of a standard, form landlord estoppel certificate.

	Exhibit 3.1.11	Form of Required REA Estoppel	Contains a copy of a standard, form REA estoppel certificate.

	Exhibit 3.3	Schedule of Contracts	Contains no information.

	Exhibit 5.1.16	Permits	Lists permits for the elevator, boiler, use and occupancy, fire monitoring systems, fire pump inspection and fire extinguisher inspection.

	Exhibit 9.2.1	Form of Special Warranty Deed	Contains a copy of a standard, form special warranty deed.

	Exhibit 9.2.2	Form of Bill of Sale	Contains a copy of a standard, form bill of sale.

	Exhibit 9.2.3	Form of Assignment and Assumption of Leases	Contains a copy of a standard, form assignment and assumption of lease agreement.

	Exhibit 9.2.4	Form of Assignment and Assumption	Contains a copy of a standard, form assignment and assumption agreement.

	Exhibit 9.2.6	Form of FIRPTA Affidavit	Contains a copy of a standard, form affidavit pursuant to foreign investment and real property tax act.

	Exhibit 9.2.7	Form of Tenant Notice Letter	Contains a copy of a standard, form tenant notice letter.

	Exhibit 11.16	Audit Letter	Contains no information.

10.7	Purchase and Sale Agreement (related to the Parkway at Oak Hill Buildings)

	Name	Description	Reason Omitted
	Exhibit A	Legal Description of Real Property	Contains a legal metes and bounds description of the property subject to the lease agreement.

	Exhibit B	Bill of Sale, Assignment and Assumption of Leases and Contracts	Contains a copy of a standard, form bill of sale, assignment and assumption agreement.

	Exhibit C	ERISA Letter	Contains a copy of a standard, form ERISA letter.

	Exhibit D	Notice to Tenants	Contains a copy of a standard, form tenant notice letter.

	Exhibit E	Mandatory Arbitration	Contains a mandatory arbitration provision with respect to certain disputes.

	Schedule 2.1.3	Schedule of Tangible Personal Property	Contains a description of tangible personal property such as tables, chairs, umbrellas etc

	Schedule 9.1.4	Schedule of Service Contracts and License Agreements	Contains information on specific service contracts and license agreements.

	Schedule 9.1.5	Governmental Notices	Schedule states “None.”

	Exhibit A to 4th Amendment	Estoppel Form	Contains no information.

10.8	Credit Agreement between Wells VAF I and Bank of America National Association

	Name	Description	Reason Omitted
	Annex B	Addresses for Notices	Lists addresses for notices to parties to the agreement.

	Schedule 9.6	Litigation and Contingent Liabilities	Schedule states “None.”

	Schedule 9.8	Subsidiaries	Schedule states “None.”

	Schedule 9.16	Insurance	Contains 5 pages of an AON insurance certificate.

	Schedule 9.17	Real Property	Schedule states “None.”

	Schedule 9.21	Labor Matters	Schedule states “None.”

	Schedule 11.2	Existing Liens	Schedule states “None.”

	Schedule 11.11	Investments	Schedule states “None.”

	Exhibit A	Form of Note	Contains a copy of a form note for loans under the credit agreement.

	Exhibit B	Form of Compliance Certificate	Contains a copy of a form of compliance certificate as noted in Section 11.14 disclosed of the Credit Agreement.

	Exhibit C	Form of Assignment Agreement	Contains a copy of a form of assignment agreement.

	Exhibit D	Form of Notice of Borrowing	Contains a copy of a form of notice of borrowing for additional borrowings under the Credit Agreement.

	Exhibit E	Form of Notice of Conversion/Continuation	Contains a copy of a form of notice of conversion/continuation pursuant to the Credit Agreement.

10.9	Guaranty and Collateral Agreement among Wells VAF I , Wells Management Company, Inc. and Bank of America National Association

	Name	Description	Reason Omitted
	Schedule 1	Filings and Perfection	Discloses the filing requirement as UCC-1 financing statement.

	Schedule 2	Company Information	Discloses the Federal Employer ID number for Wells VAF I and the office address.

	Schedule 3	Depositary & Other Deposit Accounts	Discloses the Wells VAF I bank account number with Bank of America (formerly LaSalle).

	Annex 1	Form of Joinder to Guaranty and Collateral Agreement	Contains a copy of a form of joinder to agreement related to Section 8.16 of Guaranty and Collateral Agreement.

10.10	Lease Agreement (related to the Nathan Lane Building)

	Name	Description	Reason Omitted
	Exhibit B	Legal description of the Land	Contains a legal metes and bounds description of the property subject to the lease agreement.

	Exhibit C	Floor Plan prior to Suite 350 Commencement Date	Contains a detailed graphic of the floor plan relating to the building prior to the Suite 350 commencement date.

	Exhibit C-1	Floor Plan on and after the Suit 350 Commencement Date	Contains a detailed graphic of the floor plan relating to the building after the Suite 350 commencement date.

	Exhibit D	Commencement Date Memorandum	Contains a form agreement relating to the commencement date under the lease of Suite 350.

	Exhibit E	Building Rules	Contains information relating to the rules of the building, including smoking, soliciting, etc.

	Exhibit F	Landlord’s Improvements

Contains information regarding the improvements to be made to the tenant space, including design and construction schedule, interior finishes, HVAC/Mechanical Systems, plumbing, etc. Not currently applicable because improvements were underway at the time of acquisition of the property.

	Exhibit G	Work Letter

Contains information relating to tenant’s obligations for improvements prior to acquisition of the building. Not currently applicable because improvements were underway at the time of acquisition of the property.

	Exhibit H	Form of Letter of Credit	Contains a copy of a form of letter of credit that tenant must deliver to landlord in connection with execution of lease.

	Exhibit I	Plan depicting Common Area	Contains graphics of the various common areas for the lower level and floors 1-4.

	Exhibit J	Plan depicting Suite 350 Data Center	Contains a graphic of the Suite 350 floor plan.

	Exhibit K	Plan depicting location of Building Sign	Contains a graphic of the location of the building sign for the suite.

	Exhibit L	Plan depicting location of generator	Contains a graphic of the floor plan with the location of the generator indicated.

	Exhibit M	Janitorial Specifications	Lists information on general cleaning responsibilities for janitorial services for tenant, including relating to restrooms, cubicles, the cafeteria and kitchen areas and general areas.

	Exhibit N	Additional Operating Expenses Exclusions

Defines additional operating expenses relating to the property. The lease is a net lease and Wells VAF I is not responsible for property expenses relating to this property. The exhibit is thus not material to an investor in Wells VAF I.

	Exhibit O	Environmental Reports	Contains list of two environmental reports prepared but does not include the reports.

	Exhibit P	Lighting Standards	Lists the exact light bulbs the landlord will use to replace burnt out bulbs on the premises.

	Exhibit Q	24/7/365 HVAC Area	Contains a graphic regarding the heating, ventilation and air conditioning relating to a tenant space.

	Exhibit R	Specifications for Generator	Contains pictures of two diesel generators and additional information on specifications for generators.

	Exhibit R-1	Specifications for Generator Transfer Switches and Related Electrical Equipment	Contains graphics of the floor plans with various generators indicated.

	Exhibit S	Tenant’s Telecommunications Equipment	Contains a graphic with an antenna and product reference sheet with telecommunications equipment specifications indicated.

	Exhibit T	Form of Memorandum of Lease	Contains a form memorandum of lease.

10.11	Second Consolidated Amendatory Agreement

	Name	Description	Reason Omitted
	Schedule 9.16	Insurance	Contains a detailed certificate of commercial property and liability insurance

10.13	Open-end Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Filing (related to the Park Lane Building)

	Name	Description	Reason Omitted
	Exhibit C	Insurance Requirements	Contains no information.